Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Lorus Therapeutics reports first quarter results for fiscal year 2008

    TORONTO, Oct. 15 /CNW/ - Lorus Therapeutics Inc. (Lorus), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended August 31, 2007. Unless specified otherwise, all amounts are in Canadian dollars.

    <<
    FIRST QUARTER HIGHLIGHTS:

    During the first quarter, the Company announced the following:
        -  It had begun enrollment in a new clinical trial to determine the pharmacodynamic and pharmacokinetic effects, dose-response relationships and tolerability of GTI-2040 in patients with acute leukemia and myelodysplastic syndrome.
        -  It had completed a proof of concept trial in Acute Myeloid
           Leukemia ("AML")and the expansion of its GTI-2040 development program in this indication with the initiation of a more advanced
           Phase II clinical trial with GTI-2040 and high dose Ara-C in patients with refractory and relapsed AML
        -  It added four new members to its board of directors (replacing three previous directors that did not stand for re-election at the
           Company's annual general meeting) and that Denis Burger, co-
           founder and former Chairman of Trinity Biotech plc, and past
           Chairman, CEO and director of AVI Biopharma Inc. would be the new
           Chairman of the Board of Directors for the Company;
        -  It completed a plan of arrangement and corporate reorganization that resulted in gross proceeds of $8.5 million subject to a post closing adjustment and an escrow amount of $600 thousand. The company estimates net proceeds from this non-dilutive financing will be approximately $7.0 million
    >>

    "I am very encouraged by the achievements we made in this quarter, we focused our product profile and strengthened our board and financial position," said Dr. Aiping Young, president and CEO of Lorus. "I am pleased to be working with a Lorus team that is very focused on making scientific and corporate advancements all with the aim of enhancing shareholder value."

    FINANCIAL RESULTS

    Operating net loss for the period, before the gain on sale of shares associated with the completion of the Arrangement decreased to 25% to
$2.1 million or $0.01 per share in the first three month ended August 31, 2007 compared to $2.8 million or $0.01 per share in the same period last year. The decrease in net loss in 2007 compared with 2006 is primarily due to lower research and development costs as discussed below.
    As a result of the Arrangement, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.1 million.
Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization. However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable. As a condition of the transaction, the Company provided Old
Lorus with certain indemnifications. In reference to those indemnifications,
$600 thousand of the proceeds on the transaction have been held in escrow until the first anniversary of the transaction (July 2008). The Company has deferred any gain on this escrow amount until they are released at which time the fair value of the indemnity will be reassessed.
    We utilized cash of $2.3 million in our operating activities in three-month period ended August 31, 2007 compared with $1.8 million during the same period in 2006;reflecting a reduction in of accounts payable and increase in prepaid and other assets. At August 31, 2007, Lorus had cash and cash equivalents and marketable securities/short term investments totaling
$17.1 million compared to $12.4 million at May 31, 2007. The increase in cash is a result of the corporate reorganization described below.
    Research and development expenses for the three months ended August 31,
2007 decreased 41% to $782 thousand compared with $1.3 million for the three months ended August 31, 2006. The decrease in spending compared with 2006 is due to reduced external research and testing costs in 2007 as compared to the same period in 2006. In addition, the company incurred drug manufacturing costs and amortization of acquired R&D costs in 2006 that were not incurred in
2007. The company continues to leverage its research and development activities through the use of NCI sponsored trials.
    General and administrative costs for the three months ended August 31,
2007 decreased 6% to $736 thousand in the quarter compared with $788 thousand for the same period in 2006 The decrease in general and administrative costs is the result of staff reductions, and a continued focus on lowering costs in all areas of the business.
    Interest income totaled $140 thousand in the three-month period ended
August 31, 2007 compared to $67 thousand in the same period last year. The amount of Interest income in the current period has been offset by the a
$20 thousand loss in fair value on investments held-for-trading as a result of the implementation on the new financial instruments accounting policy, see
Recently Adopted Accounting Policies, below. The overall increase interest income in the current period is due to higher average cash and marketable securities balances in the current three month period compared to the same period in 2006 as well as higher interest rates. Higher average cash and marketable securities balances were primarily a function of the funds received as part to of the August 2006 private placements and the completion of the
Arrangement in July 2007.

    <<
    Lorus Therapeutics Inc.
    Consolidated Statements of Loss and Deficit (unaudited)

                                                     Three             Three
    (amounts in Canadian 000's except         Months ended      Months ended
     for per common share data)            August 31, 2007   August 31, 2006
    -------------------------------------------------------------------------
    REVENUE                                 $           26    $            7
    -------------------------------------------------------------------------

    EXPENSES
    Cost of sales                                        1                 3
    Research and development                           782             1,331
    General and administrative                         736               788
    Stock-based compensation                           103               113
    Depreciation and amortization                       79               100
    -------------------------------------------------------------------------
    Operating expenses                               1,701             2,335
    Interest expense on convertible
     debentures                                        270               265
    Accretion in carrying value of
     convertible debentures                            265               219
    Amortization of deferred financing
     charges                                            32                25
    Interest income                                   (140)              (67)
    -------------------------------------------------------------------------
    Loss from operations for the period              2,103             2,770
    -------------------------------------------------------------------------
    Gain on sale of shares                          (6,094)                -
    -------------------------------------------------------------------------
    Net (earnings)/loss for the period              (3,991)            2,770
    -------------------------------------------------------------------------
    Basic and diluted (earnings)/loss per
     common share                           $       (0.02)   $         0.01
    -------------------------------------------------------------------------
    Weighted average number of common
     shares (in thousands) outstanding
     used in the calculation of:
      Basic (earnings) loss per share              213,057           186,529
      Diluted (earnings) loss per share            227,266
    -------------------------------------------------------------------------
    >>

    Note re the financial statement information above:

    On July 10, 2007 (the "Arrangement Date"), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly
Lorus Therapeutics Inc., ("Old Lorus"), 6707157 Canada Inc. and Pinnacle
International Lands Inc. As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of
Old Lorus were transferred to the Company and/or its subsidiaries. The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of
Directors as Old Lorus prior to the Arrangement Date. Therefore, the Company's operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.
    Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on October 17, 2007.

    About Lorus

    Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

    Forward Looking Statements

    This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.
    Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

    Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for 4325231 Canada Inc.
    %SEDAR: 00025614EF          %CIK: 0000882361

    /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
    (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 18:42e 15-OCT-07